FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enersis S.A.
Securities Registration Record No. 175

Santiago, March 27, 2013
Ger. Gen. No. 64 / 2013

Mr. Fernando Coloma C.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Alameda 1449
Santiago, Chile

RE: Significant Event

To whom it may concern,

Pursuant to articles 9 and 10, paragraph 2 of the Securities Market Law (18,045), the provisions of General Norm 30 of the Superintendence, duly authorized and representing Enersis S.A., I hereby inform you as significant event the following. Today, the Enersis Board of Directors at its extraordinary meeting has decided on the following:

1.

To communicate the result of the preemptive rights offering ended on March 26, 2013 at midnight, in which a total of 16,284,562,981 shares, of a total of 16,441,606,297 shares, were subscribed, representing a 99.04% of the total number of shares authorized for issuance, leaving remaining shares of 157,043,316 to be placed. The above mentioned amounts include shares subscribed both on the local and international markets.

2.	To approve the registration of the rump of 157,043,316 shares through a tender in the Santiago Stock Exchange, to be held on Thursday, March 28, 2013 at 12:30 p.m, at a minimum price of 173 Chilean pesos per share.

As the capital increase referred to is still in progress, the financial effects on the assets, liabilities and/or results of Enersis S.A. will be opportunely disclosed when the process is completed.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

cc.:	Bolsa de Comercio de Santiago (Santiago Stock Exchange)
Bolsa Electrónica de Chile (Electronic Stock Exchange)
Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)
Banco Santander Santiago - Bondholders Representative
Depósito Central de Valores (Central Securities Depository)
Comisión Clasificadora de Riesgos (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas Alvear
--------------------------------------------------

Title: Chief Executive Officer

Date: March 27, 2013